FundVantage Trust

103 Bellevue Parkway,

Wilmington, DE 19809

January 23, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	FundVantage Trust (the “Registrant”) Registration Statement on Form N-14 (File No. 333-292832)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form N-14 (File No. 333-292832) (the “Registration Statement”), which was filed on January 20, 2026 (Accession No. 0001829126-26-000408) in connection with the reorganization of the Pacific Capital Tax-Free Short Intermediate Securities, a series of the Registrant, into the Pacific Capital Tax-Free Securities Fund, a series of the Registrant.

The Registrant is withdrawing the Registration Statement because it was filed on EDGAR with the inadvertent inclusion of both delaying amendment language and Rule 488 automatic effectiveness language. The Registrant will subsequently file a new registration statement on Form N-14 that includes only the Rule 488 automatic effectiveness language.

The Registration Statement has not yet been declared effective and no securities have been sold in connection with the offering described in the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, John M. Ford, of Troutman Pepper Locke LLP, at (215) 981-4009.

Sincerely,

/s/ Joel L. Weiss
Joel L. Weiss
President and CEO

CC:	James L. Severs, Troutman Pepper Locke LLP